FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: September 13, 2005
	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

TV AZTECA TO PREPAY Ps.1,406 MILLION LOAN DUE 2008

—Source Funds from Structured Securities Certificates

to Reduce Overall Financial Expense and Enhance Debt Profile—

FOR IMMEDIATE RELEASE

Mexico City, September 9, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that it expects to prepay during September 2005 its Ps.1,406 million loan with Banco Inbursa, S.A., due February 2008, with an escalating rate currently at TIIE + 490 bps.

The source funds for the prepayment come from today’s successful issuance in Mexican debt markets of Ps.1,416 million Structured Securities Certificates at TIIE + 215 bps., with gradual maturities ending 2011. Fitch Mexico’s rating for the Certificate is AA(mex).

“The new sources of financing are part of our ongoing efforts to further reduce the company’s financial expense and to enhance our maturity profile,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “We will not cease in our proactive search for future opportunities that improve our cost of financing and TV Azteca’s overall financial results.”

Mr. Hesles added that, “the enhanced financial terms represent a noteworthy vote of confidence from Mexican financial market participants on the strength of TV Azteca’s operations and financial results going forward.”

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 rvillarreal@gruposalinas.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

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